TO: SECURITIES EXCHANGE COMMISSION

82-34

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

05012839

Name of entity

SANTOS LTD

ABN

80 007 550 923

SUPPL

We (the entity) give ASX the following information.

RECEIVED 2005 NOV 23 P 6: 14 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Part 1 – All issues

1	Class of securities issued or to be issued	Fully paid ordinary shares.
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	49,800
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Consistent with all other ordinary shares on issue.
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$10.67 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of 49,800 shares pursuant to the terms of the Santos Employee Share Purchase Plan.

PROCESSED NOV 29 2005 THOMSON FINANCIAL

dlw 11/29

7 Dates of entering securities into uncertificated holdings or despatch of certificates	18 November 2005	
8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	593,966,496	Fully paid ordinary shares.
	6,000,000	Franked Unsecured Equity Listed Securities (FUELS).

	Number	Class
9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
	82,200	(i) held by eligible employees; and
	114,369	(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.
	46,500	Executive share plan '0' shares of 25 cents each paid to 1 cent.
	41,500	Executive share plan '2' shares of 25 cents each paid to 1 cent.
	862,600	Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.
	2,450,290	Executive options issued pursuant to the Santos Executive Share Option Plan.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Rank equally with existing fully paid ordinary shares.

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11 Is security holder approval required?	
12 Is the issue renounceable or non-renounceable?	
13 Ratio in which the securities will be offered	

14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29 Date rights trading will end (if applicable)

30 How do security holders sell their entitlements *in full* through a broker?

31 How do security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do security holders dispose of their entitlements (except by sale through a broker)?

33 Despatch date

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38 Number of securities for which quotation is sought

39 Class of securities for which quotation is sought

40 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 21 November 2005
Managing Director

Print name: JOHN CHARLES ELLICE-FLINT

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	Fully paid ordinary shares.
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	106,744
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Consistent with all other ordinary shares on issue.
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$11.24 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of 106,744 shares pursuant to the terms of the Santos Employee Share Acquisition Plan and registered in the name of Sesap Pty Ltd as trustee for the benefit of eligible employees.

7 Dates of entering securities into uncertificated holdings or despatch of certificates

18 November 2005

8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)

594,073,240	Fully paid ordinary shares.
6,000,000	Franked Unsecured Equity Listed Securities (FUELS).

9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
82,200	(i) held by eligible employees; and
114,369	(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.
46,500	Executive share plan '0' shares of 25 cents each paid to 1 cent.
41,500	Executive share plan '2' shares of 25 cents each paid to 1 cent.
862,600	Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.
2,450,290	Executive options issued pursuant to the Santos Executive Share Option Plan.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Rank equally with existing fully paid ordinary shares.

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the securities will be offered

14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories

1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38 Number of securities for which quotation is sought

39 Class of securities for which quotation is sought

40 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 21 November 2005
Managing Director

Print name: JOHN CHARLES ELLICE-FLINT

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	Fully paid ordinary shares.
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	49,800
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Consistent with all other ordinary shares on issue.
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$10.67 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of 49,800 shares pursuant to the terms of the Santos Employee Share Purchase Plan.

7	Dates of entering securities into uncertificated holdings or despatch of certificates	18 November 2005

		Number	Class
8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	593,966,496	Fully paid ordinary shares.
		6,000,000	Franked Unsecured Equity Listed Securities (FUELS).

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
		82,200	(i) held by eligible employees; and
		114,369	(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.
		46,500	Executive share plan '0' shares of 25 cents each paid to 1 cent.
		41,500	Executive share plan '2' shares of 25 cents each paid to 1 cent.
		862,600	Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.
		2,450,290	Executive options issued pursuant to the Santos Executive Share Option Plan.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Rank equally with existing fully paid ordinary shares.

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	

14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29 Date rights trading will end (if applicable)

30 How do security holders sell their entitlements *in full* through a broker?

31 How do security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do security holders dispose of their entitlements (except by sale through a broker)?

33 Despatch date

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	
39	Class of securities for which quotation is sought	
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 21 November 2005
Managing Director

Print name: JOHN CHARLES ELLICE-FLINT

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	Fully paid ordinary shares.
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	106,744
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Consistent with all other ordinary shares on issue.
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$11.24 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of 106,744 shares pursuant to the terms of the Santos Employee Share Acquisition Plan and registered in the name of Sesap Pty Ltd as trustee for the benefit of eligible employees.

7 Dates of entering securities into uncertificated holdings or despatch of certificates

18 November 2005

8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)

594,073,240	Fully paid ordinary shares.
6,000,000	Franked Unsecured Equity Listed Securities (FUELS).

9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
82,200	(i) held by eligible employees; and
114,369	(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.
46,500	Executive share plan '0' shares of 25 cents each paid to 1 cent.
41,500	Executive share plan '2' shares of 25 cents each paid to 1 cent.
862,600	Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.
2,450,290	Executive options issued pursuant to the Santos Executive Share Option Plan.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Rank equally with existing fully paid ordinary shares.

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the securities will be offered

14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ✓ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories

1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38 Number of securities for which quotation is sought

39 Class of securities for which quotation is sought

40 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 21 November 2005

Managing Director

Print name: JOHN CHARLES ELLICE-FLINT

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*** ACTIVITY MANAGEMENT REPORT TX ***
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ST. TIME	CONNECTION TEL	CONNECTION ID	NO.	MODE	PGS.	RESULT
11/16 09:54	15022672233		2550	TRANSMIT ECM	1	OK 00'33
11/16 17:30	12124248500		2551	TRANSMIT ECM	6	OK 02'08
11/16 18:19	13128537036		2552	TRANSMIT ECM	4	OK 01'24
11/17 12:16	7035483202		2553	TRANSMIT ECM	2	OK 00'53
11/17 15:11	15032240155		2554	TRANSMIT ECM	4	OK 01'27
11/17 16:21	3018394477		2555	TRANSMIT G3	5	OK 02'12
11/17 18:23	2027771042		2556	TRANSMIT G3	1	NG 00'47
						1
11/17 18:28	2027771042		2557	TRANSMIT G3	1	OK 00'39
11/17 18:30	1		2558	MANUAL TX ECM	2	OK 01'18
11/17 19:51	1		2559	MANUAL TX ECM	2	OK 01'01
11/17 20:14	14045726999		2560	TRANSMIT ECM	6	OK 02'35
11/18 14:17	7039148773		2561	TRANSMIT ECM	2	OK 00'38
11/18 19:45	12125046666		2562	TRANSMIT ECM	4	OK 01'24
11/21 08:16	18593896505		2563	TRANSMIT ECM	2	OK 00'43
11/21 11:13	13026459885		2564	TRANSMIT ECM	13	OK 04'27
11/21 14:25	14125630122		2565	TRANSMIT ECM	3	OK 01'08
11/21 15:55	17147558290		2566	TRANSMIT G3	4	OK 01'37
11/21 19:18	16108347659		2568	TRANSMIT G3	8	OK 05'28
11/21 19:27	916108347659		2567	TRANSMIT	0	NG 00'00
						0 #018
11/21 20:46	12038695005		2569	TRANSMIT ECM	5	OK 01'48

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*** ACTIVITY MANAGEMENT REPORT RX ***
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ST. TIME	CONNECTION TEL	CONNECTION ID	NO.	MODE	PGS.	RESULT
11/15 19:52	4694295281		5623	AUTO FAX RX ECM	3	OK 00'50
11/15 20:28	61 8 82342076	BRESAGEN	5624	MEMORY RX ECM	3	OK 01'00
11/16 16:25	+12128527147		5625	AUTO FAX RX ECM	2	OK 00'43
11/16 20:07	61 8 82342076	BRESAGEN	5626	AUTO FAX RX ECM	10	OK 04'15
11/17 05:26	+49 7141 132586		5627	AUTO FAX RX ECM	2	OK 00'49
11/17 05:28	+49 7141 132586		5628	MEMORY RX ECM	5	OK 01'31
11/17 13:32			5629	AUTO FAX RX ECM	1	OK 01'23
11/17 17:37			5630	AUTO FAX RX ECM	19	OK 08'10
11/17 17:55			5631	AUTO FAX RX ECM	14	OK 03'52
11/17 18:26	302 645 9885		5632	AUTO FAX RX ECM	2	OK 01'00
11/17 18:29	1		5633	MANUAL RX G3	0	NG 00'19
						0
11/18 13:41	020 7282 8040		5634	MEMORY RX ECM	31	OK 17'29
11/18 16:36			5635	AUTO FAX RX ECM	7	OK 03'30
11/18 16:48			5636	AUTO FAX RX ECM	2	OK 00'47
11/18 18:08			5637	AUTO FAX RX ECM	2	OK 00'47
11/20 22:56			5638	AUTO FAX RX ECM	1	OK 00'23
11/21 11:33	020 7887 0001		5639	AUTO FAX RX ECM	4	OK 01'09
11/21 17:19			5640	AUTO FAX RX G3	1	OK 00'59
11/21 22:03			5641	AUTO FAX RX ECM	12	OK 03'01
11/21 22:16			5642	AUTO FAX RX ECM	12	OK 03'01